

June 6, 2011

Gabriel Brener
Chairman, Chief Executive Officer and President
c/o Azteca Acquisition Holdings, LLC
421 N. Beverly Drive, Suite 300
Beverly Hills, CA 90210

> **Re: Azteca Acquisition Corporation**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed May 20, 2011**
> **File No. 333-173687**

Dear Mr. Brener:

We have received your response to our prior comment letter to you dated May 18, 2011 and have the following additional comments.

General

1. We note your response to our prior comment one and reissue in part. Please confirm that you also satisfy address the first prong of the "foreign private issuer" definition. Refer to Exchange Act Rule 3b-4(c)(1). In this regard, we note that your response only discussed the satisfaction of the second prong of the definition as set forth in Exchange Act Rule 3b-4(c)(2).

Summary, page 1

General, page 2

2. We note your response to our prior comment five. Please revise to clarify the meaning of "supported by the Brener family infrastructure." If this involves any individuals or entities that are not controlled by the issuer, please also revise to indicate whether any agreements bind this support.

3. We note your response to our prior comment six. For each Brener family investment listed on pages two and three please revise to characterize the nature and extent of the investment. For example, please disclose whether the family holds a majority or minority interest or the investment is wholly-owned.

4. Please reconcile your statement on page 13 that "subject to any pre-existing fiduciary duties they may have, our management will have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses" with your statement that you "will seek to acquire one or more businesses with an enterprise value of approximately $200,000,000 to $500,000,000" on page four and your disclosure under the heading "Established Companies with Proven Track Records" on page four.

Limitation on redemption rights upon consummation, page 84

5. We note your response to our prior comment 16, and we reissue in part. We note your analysis regarding the redemption limitation and voting limitation. Please provide us your analysis specifically addressing why the transfer of voting power to management is permissible under the laws of the British Virgin Islands. The citation you included in your response does not explicitly provide for the transfer of voting power to another party as contemplated by the "Excess Shares" provision in your charter documents. In your discussion, please include any case law on point or legal analysis performed by local counsel in support of your conclusion. To the extent there is any doubt as to the enforceability of this provision, please revise the prospectus accordingly.

Taxation, page 143

6. Please revise to delete the reference to this discussion as a "summary."

Signatures

7. We note your response to our prior comment 31. We note that you are incorporated in the British Virgin Islands and thus it appears that the registrant is a foreign person. Please revise to have your registration statement signed by your authorized representative in the United States. If Gabriel Brener is also signing in the capacity of authorized representative in the United States, please indicate this beneath his signature. Please refer to the Instructions for Signatures on Form S-1.

Exhibit 5.1

8. Please revise the second paragraph on the first page to clarify that you have only relied upon these documents with respect to matters of fact that are not readily ascertainable, and not with respect to any matters of law.

9. Please delete the phrase "which we have not independently verified" from the third paragraph on the first page. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the securities are

not in a position to perform such an investigation or verification. In this regard please also revise the paragraph numbered 11 on page four to remove the phrase "[b]ased solely," or please advise.

10. We note the statement in the fourth paragraph on the first page that counsel expresses no opinion as to any laws other than the laws of the British Virgin Islands in force and as interpreted "at the date of this opinion." Additionally we note reference to the "final form" of the Registration Statement on page six. Please confirm that you will file the opinion on the date of effectiveness or eliminate the date limitation.

11. Please explain to us why you have included paragraph six on the second page given that the registration statement is not registering the offer of the shares underlying the warrants. In this regard we also note the last phrase in the first paragraph on page one.

12. Please remove the last sentence in the third to last paragraph on page four. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are not appropriate.

13. Please remove assumptions 6, 7, 8, 9, 10, 11, 12, 14, 15, 17, 18, 19, 20, 21 and 22. It is inappropriate to assume any material facts, any facts that are readily ascertainable, or any legal conclusions underlying the opinion.

14. In this regard please remove the statements in assumption 13 that "[t]he signatures, initials and seals on the Documents are genuine and are those of a person or persons given power to execute the Documents under the Resolutions" and that "[a]ny Document executed as a deed was executed as a single physical document (whether in counterpart or not) in full and final form."

15. Additionally please remove the statements "and all matters required by law" and "the Memorandum and Articles of Association of the Company to be recorded therein are so recorded" from assumption 16.

Exhibit 5.2

16. We note the second sentence of the first paragraph on the second page. Please remove the reference to "any matters of municipal law or the laws of any local agencies within any state." Counsel must provide an opinion based upon all applicable laws of the state of New York.

17. We note the statement in the third sentence of the first paragraph on the second page that the opinion is based upon the law of the State of New York "in effect on

the date hereof." Please confirm that you will file the opinion on the date of effectiveness or revise to remove this language.

<u>Exhibit 8.1</u>

18. Please delete the phrase "we have not undertaken any independent investigation of any factual matter set forth in any of the foregoing" from the second paragraph. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the securities are not in a position to perform such an investigation or verification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Legal Branch Chief

cc: Douglas S. Ellenoff, Esq.
Fax: (212) 370-7889